FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 2004

Commission File Number 3337776


                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  TV AZTECA, S.A. DE C.V.
                                                        (Registrant)



Date: January 8, 2004
                                                  By: /S/  OTHON FRIAS CALDERON
                                                     ---------------------------
                                                  Name:    Othon Frias Calderon
                                                  Title:   Attorney-in-fact

                                [TV AZTECA LOGO]


                 SPECIAL COMMITTEE OF INDEPENDENT BOARD MEMBERS
               APPOINTS US LAW FIRM TO REVIEW OPINION DIFFERENCES
                      ON DISCLOSURES RELATED TO UNEFON DEBT


FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY, JANUARY 7, 2004--TV Azteca,  S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that the entirety of its independent board members has formed a special committee to review and make recommendations regarding differences in opinion concerning disclosures related to Unefon, in compliance with the Sarbanes-Oxley Act.

         The  committee  will  act  in  total   independence  from  TV  Azteca's
management, and will be chaired by James Jones, a distinguished independent board member of TV Azteca since 2000.

         Following several meetings during the last two weeks to select counsel, the committee has informed the rest of the board and management that they have unanimously agreed to retain the Los Angeles firm of Munger, Tolles and Olson as the independent legal counsel to this committee. Munger, Tolles and Olson is a highly regarded corporate law firm with special experience in corporate investigations and US securities law matters. The committee has also informed that the engaged firm will initiate its review immediately.


COMPANY PROFILE

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.


         EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD

CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. RISKS THAT MAY AFFECT TV AZTECA ARE IDENTIFIED IN ITS FORM 20-F AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION.


                               INVESTOR RELATIONS:

         Bruno Rangel                                        Omar Avila
        5255 3099 9167                                     5255 3099 0041
   jrangelk@tvazteca.com.mx                            oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

       Tristan Canales                                      Daniel McCosh
        5255 3099 5786                                     5255 3099 0059
   tcanales@tvazteca.com.mx                            dmccosh@tvazteca.com.mx